Exhibit 99.1

Jaguar Mining Announces Creditor Approval of Restructuring Plan

TSX:JAG

TORONTO, Feb. 3, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") is pleased to announce that the resolution (the "Plan Resolution") approving the Company's amended and restated plan of compromise and arrangement (the "Plan") pursuant to the Companies' Creditors Arrangement Act (Canada) ("CCAA") was approved by 100% of the Affected Unsecured Creditors (as defined in the Company's information circular and proxy statement dated December 23, 2013) that voted, in person or by proxy, on the Plan Resolution at the meeting of Affected Unsecured Creditors held on January 31, 2014.

Jaguar intends to seek an order from the Ontario Superior Court of Justice (Commercial List) sanctioning and approving the Plan (the "Sanction Order") at a hearing to take place during the week of February 3, 2014. Implementation of the Plan is subject to receipt of the Sanction Order and to satisfaction or waiver of certain other conditions precedent set forth in the Plan.

"We are pleased with the overwhelming vote of support by creditors for the Plan," said President and Chief Executive Officer David Petroff. "We continue toward satisfying the remaining conditions to implementation of the Plan in the near term in order to complete the $50 million backstopped share offering under the Plan and emerge from creditor protection. We are optimistic that our recapitalization efforts will result in a stronger foundation for a more sustainable and competitive company."

Assuming satisfaction or waiver of the conditions within the expected time frames, the Company anticipates implementing the Plan and completing its Recapitalization in February 2014.

All inquiries regarding the CCAA proceeding should be directed to the Monitor, FTI Consulting Canada Inc., via email at: jaguarmining@fticonsulting.com or telephone: (416) 649-8044 or 1 (855) 754-5840. Information about the CCAA proceeding, including copies of all court orders and the Monitor's reports, are available at the Monitor's website http://cfcanada.fticonsulting.com/jaguar.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company's ability to obtain the Sanction Order or implement the Plan. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The securities to be offered in connection with the CCAA proceeding and under the Plan have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws of the United States and, unless so registered, may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws of the United States.  It is contemplated that the securities will be issued pursuant to one or more exemptions from the Securities Act.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the securities nor shall there be any sale of the securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 07:45e 03-FEB-14